UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 1, 2016 (November 30, 2016)

(Date of Report (Date of earliest event reported))

8tracks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-5727696
(State or other incorporation)	(I.R.S. Employer Identification No.)

51 Sharon Street

San Francisco, CA 94114

(Full mailing address of principal executive offices)

(415) 841-3260

(Issuer’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

 Departure of Principal Financial Officer and Principal Accounting Officer

 Effective November 30, 2016, Sam Filer, our Principal Financial Officer and Principal Accounting Officer, departed from the company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

8tracks, Inc.
By:	/s/ David Porter
Name:	David Porter
Title:	Chief Executive Officer

Date:	December 1, 2016